Spoutible Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS





Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Spoutible Inc. Management

We have reviewed the accompanying financial statements of Spoutible Inc. (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
June 16, 2025

SPOUTIBLE INC.
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	133,462	242
Total Current Assets		133,462	242
Non-Current Assets:			
Other Non-Current Assets	$	-	-
Total Non-Current Assets		-	-
TOTAL ASSETS		133,462	242
LIABILITIES AND EQUITY			
Current Liabilities:			
Other Current Liabilities	$	-	-
Total Current Liabilities		-	-
Non-Current Liabilities:			
Shareholder Loan	$	-	45,000
Total Non-Current Liabilities		-	45,000
TOTAL LIABILITIES		-	45,000
EQUITY			
Common Stock	$	250	250
Preferred Stock		8	-
Additional Paid-In Capital		625,037	29,750
SAFE Note		65,000	65,000
Accumulated Deficit		(556,833)	(139,758)
TOTAL EQUITY		133,462	(44,758)
TOTAL LIABILITIES AND EQUITY	$	133,462	242

See Accompanying Notes to these Unaudited Financial Statements

SPOUTIBLE INC.
STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Revenues			
Sales	$	9,314	-
Cost of Sales		-	-
Gross Profit		9,314	-
Operating Expenses			
General and Administrative Expense	$	416,437	127,592
Advertising and Marketing Expense		9,996	7,252
Professional Fee		-	4,914
Total Operating Expenses		426,389	139,758
Total Loss from Operations		(417,120)	(139,758)
Other Income (Expense)			
Other Income	$	44	-
Other Expense		-	-
Total Other Income (Expense)		-	-
Net Income (Loss)	$	(417,076)	(139,758)

See Accompanying Notes to these Unaudited Financial Statements

SPOUTIBLE INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock				Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	SAFE		
Beginning balance at 1/1/23	-	-	-	-	-		-	-
Issuance of Capital Stock	2,500,000	250	-	-	29,750		-	30,000
SAFE Notes	-	-	-	-	-	65,000	-	65,000
Net income (loss)	-	-	-	-	-		(139,758)	(139,758)
Ending balance at 12/31/23	2,500,000	250	-	-	29,750	65,000	(139,758)	(44,758)
Issuance of Capital Stock	-		80,969	8	595,287	-	-	595,295
SAFE Notes	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	(417,076)	(417,076)
Ending balance at 12/31/24	2,500,000	250	80,969	8	625,037	65,000	(556,833)	133,462

See Accompanying Notes to these Unaudited Financial Statements

SPOUTIBLE INC.
STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(417,076)	(139,758)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-	-
Net Cash used in Operating Activities		(417,076)	(139,758)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities		-	-
FINANCING ACTIVITIES			
Shareholder Loan	$	(45,000)	45,000
Common Stock		-	250
Preferred Stock		8	-
Additional Paid-In Capital		595,287	29,750
SAFE Note		-	65,000
Net Cash provided by Financing Activities		550,295	140,000
Cash at the beginning of period		242	-
Net Cash increase (decrease) for period		133,219	242
Cash at end of period		133,462	242

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Spoutible Inc. ("the Company") is a privately held social media technology company formed on December 09, 2022. The company officially launched its platform to the public on February 1, 2023. Spoutible was created with a mission to deliver a safer, more inclusive, and civically responsible alternative to traditional social networking platforms, particularly X (formerly Twitter). The Company's headquarters is in New York, New York. The Company's customers are located globally and are those seeking a more moderated social media experience, particularly those who:

➢ Want an alternative to Twitter/X due to concerns about content moderation policies.
➢ Value platforms with stronger anti-harassment and anti-misinformation measures.
➢ Prefer more civil political discourse and fact-based conversations.
➢ Are interested in a platform that actively combats bots and inauthentic accounts.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses during its first two years of operation since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements.

The Company has successfully launched its social media platform and is actively building its user base while developing multiple revenue streams in the growing social media market. It has made significant progress in establishing its market presence and has demonstrated strong community engagement and user growth momentum. Management is confident in the platform's unique value proposition and its ability to capture market share in the evolving social media landscape.

During the next twelve months, the Company has multiple avenues to finance its continued growth and operations, including:

➢ Ongoing discussions with strategic investors interested in the social media sector
➢ Development of premium subscription services and advertising revenue streams
➢ Potential partnership opportunities with complementary technology companies
➢ Community-driven funding initiatives that leverage the platform's engaged user base

The Company is well-positioned to capitalize on several favorable market trends, including:

➢ Growing demand for alternative social media platforms
➢ Increased focus on fact-checking and less toxic online communities.
➢ Rising advertising spend in digital and social media channels
➢ Opportunities for authentic community-driven content and engagement

Management has developed a comprehensive strategic plan focused on sustainable growth, operational efficiency, and revenue diversification. The leadership team brings extensive experience in technology, social media, and business development, providing strong foundations for executing growth initiatives.

While the Company continues to invest in growth and has not yet achieved profitability, management believes the current market opportunity, combined with the platform's unique positioning and strong user engagement, provides a clear path to sustainable operations and positive cash flow.

As required by accounting standards, management notes that until the Company achieves consistent profitability and positive operating cash flow, there remains uncertainty about the Company's ability to continue operations without additional financing. However, based on current market conditions, user growth trends, and available funding opportunities, management has a reasonable expectation that adequate resources will be available to continue operations for the foreseeable future.

However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $242 and $133,462 in cash and cash equivalents as of December 31, 2023 and December 31, 2024, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenues by selling a subscription service from social networking platform to different users. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is the activation of premium services and to maintain an acceptable level of software uptime for users over the subscription period.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Professional Fee

Professional fees include legal, consulting, and other third-party services related to the Company's ongoing business activities.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Delaware. The Company has incurred cumulative losses during the last two years and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2023, the Company had an outstanding shareholder loan amounting to $45,000 representing business expenses paid in advance by one of the co-founders. The loan is non-interest bearing and the balance was paid in full in the 1st quarter of 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any long-term commitments or guarantees as of December 31, 2023 and December 31, 2024, except for the shareholder loan as disclosed in Note 3: Related Party Transactions.

NOTE 6 – EQUITY

The Company is authorized to issue a total of ten million (10,000,000) of capital stocks with a par value of $0.0001 per share, consisting of seven million (7,000,000) Class A Common Shares, $0.0001 par value;   two million five hundred thousand (2,500,000) Class B Common Shares, $0.0001 par value; and five hundred thousand (500,0000 Preferred Shares, $0.0001 par value.

The Company's issued and outstanding shares Dec. 31, 2023 and December 31, 2024, is shown below:

	Common Stock	Preferred Stock	Total
Issued and Outstanding, Dec. 31, 2023	2,500,000	-	2,500,000
Issued and Outstanding, Dec. 31, 2024	2,500,000	80,969	2,580,969

Voting. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of the bylaws and subject to the provisions of Sections 217 and 218 of the DGCL (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements). Voting at meetings of stockholders, unless otherwise required by law, need not be conducted by an inspector of election unless so determined by the holders of the shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person at such meeting. Except or as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder or by proxy for each share of the capital stock having voting power held by such stockholder.

Dividends. The directors of the corporation, subject to any restrictions contained in (i) the DGCL or (ii) the corporation's certificate of incorporation, may declare and pay dividends upon the shares of its capital stock at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock. Before payment of any dividend, the directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may modify or abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 80% discount. Each agreement is "Discount Only" version and no valuation cap. The total amount of the SAFE Notes was $65,000 as of December 31, 2023, and December 31, 2024..

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 16, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.